ATTORNEYS AT LAW

February 17, 2015	321 NORTH CLARK STREET, SUITE 2800 CHICAGO, IL 60654-5313 312.832.4500 TEL 312.832.4700 FAX foley.com

WRITER’S DIRECT LINE 312.832.5178 pdaugherty@foley.com EMAIL

CLIENT/MATTER NUMBER 058081-0109

BY EDGAR

Ms. Sara von Althann

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CurrencyShares® Australian Dollar Trust
Registration Statement on Form S-3 (File No. 333-201503)

Dear Ms. von Althann:

On behalf of the CurrencyShares® Australian Dollar Trust (the “Trust”), enclosed for review by the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Trust’s Registration Statement on Form S-3 (Registration No. 333-201503) (the “Registration Statement”), originally filed with the Commission on January 14, 2015. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect the only changes made to the Registration Statement.

On February 11, 2015, you delivered an oral comment on the Registration Statement on behalf of the Staff, indicating that it was the only comment that the Staff had decided to make. That comment is set forth below, followed by our response on behalf of the Trust.

Staff Comment:

Please tell us what rule you are relying upon to continue to sell securities off the automatic shelf registration given that you are no longer WKSI-eligible as of the date the 10-K was filed. If you are relying on Rule 415(a)(6) to either sell during the grace period prior to effectiveness of the new S-3 or to carry forward the fees previously paid in connection with the automatic shelf registration, please explain to us why you believe you are eligible to rely upon Rule 415(a)(6). See CD&I 198.03 and 198.06.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Sara von Althann

February 17, 2015

Response:

The Trust is relying upon Rule 415(a)(6) to carry forward the fees previously paid in connection with the automatic shelf registration. The Trust also would be relying upon Rule 415(a)(6) to continue to sell securities during the grace period if it had been or were in fact selling securities during that period, although there have been no creations of units, and therefore no sales of securities by the Trust, since November 2014 (well before the 10-K and the new S-3 were filed on January 14, 2015). The Trust’s eligibility to rely upon Rule 415(a)(6) is facilitated by the Trust’s compliance with the elements of CD&I 198.06, as explained next.

CD&I 198.06 provides that an issuer in the Trust’s situation may continue to offer and sell securities during the grace period, subject, however, to the following conditions:

1.	“Prior to filing the Form 10-K, the issuer must file a post-effective amendment to the automatic shelf registration statement (on EDGAR submission type POSASR) to register a specific amount of securities and to pay the associated filing fee;”

2.	“The prospectus included in the post-effective amendment to the automatic shelf registration statement may not omit information in reliance on provisions of Rule 430B that are available only to automatic shelf registration statements and instead must contain all information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2; and”

3.	“The issuer must remain eligible to use Form S-3 in reliance on General Instruction I.B.1 or I.B.2 at the time of the filing of the Form 10-K.”

CD&I 198.06 also states that, “At least promptly after the Form 10-K is filed, the issuer must file either a post-effective amendment using EDGAR submission type POS AM or a new Form S-3 registration statement using EDGAR submission type S-3 to convert the Form S-3 to the proper EDGAR submission type for a non-automatic shelf registration statement.”

We assert that the Trust has complied with the elements of CD&A 198.06 for the following reasons: The Trust did not file a post-effective amendment to its automatic shelf registration statement. This was not necessary because the Trust was not selling securities and because, the same day that it filed its 10-K, the Trust filed the Registration Statement, converting to non-automatic registration. The Trust complied with condition 2 quoted above because the prospectus included in the Registration Statement does not omit information in reliance on Rule 430B and instead contains all information required by General Instruction I.B.1. The Trust complied with condition 3 because the Trust has remained eligible to use Form S-3 in reliance on General Instruction I.B.1 since before the filing of the Form 10-K and the concurrent filing of the Registration Statement to the date of this letter.

Ms. Sara von Althann

February 17, 2015

Also, as required by Rule 415(a)(6), the Registration Statement and the prospectus included therein include all the information required at this time in a prospectus relating to the offering that they cover. As the Registration Statement was filed on January 14, 2015, it was filed less than three years after the February 4, 2013 initial effective date of the automatic shelf registration statement that it replaced.

For these reasons, we submit that the Trust is eligible to rely upon Rule 415(a)(6) and we have revised footnote (2) to the table entitled “Calculation of Registration Fee” on the facing page of the Registration Statement to disclose that fact, as appears in Amendment No. 1. That change is the only substantive change made in the Registration Statement by Amendment No. 1.

**********

As we have responded in this letter, and by filing Amendment No. 1, to the only outstanding Staff comment, we believe that acceleration of the effective date of the Registration Statement as amended is in order. So we have enclosed with this letter an acceleration request in standard form, signed on behalf of the Trust.

The creation of units has been suspended temporarily out of an abundance of caution to give the Staff an opportunity to consider this letter and the enclosures. The Trust intends to resume the creation of units upon request prior to the effective date of the amended Registration Statement if and when you advise us orally that you intend in due course to act favorably upon the acceleration request.

Once you have considered this letter and its contents, please call the undersigned at (312) 832-5178 with any further questions that you might have and to notify the Trust of your intention relative to acceleration.

Respectfully submitted,

Foley & Lardner LLP

By:	Patrick Daugherty
Patrick Daugherty

Enclosures

cc:	Nick Bonos
Steve Pearson